MANAGEMENT’S DISCUSSION AND ANALYSIS
This management’s discussion and analysis (“MD&A”) of ARC Resources Ltd. (“ARC” or the “Company”) is management’s analysis of the financial performance and significant trends or external factors that may affect future performance. It is dated May 1, 2013 and should be read in conjunction with the unaudited condensed interim consolidated financial statements (the "financial statements") as at and for the three months ended March 31, 2013, and the MD&A and audited consolidated financial statements as at and for the year ended December 31, 2012, as well as ARC’s Annual Information Form that is filed on SEDAR at www.sedar.com.
This MD&A contains non-generally accepted accounting principles ("GAAP") measures, additional GAAP measures and forward-looking statements. Readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under the headings “Non-GAAP Measures,” “Additional GAAP Measures,” and “Forward-looking Information and Statements” included at the end of this MD&A.
ABOUT ARC RESOURCES LTD.
ARC is a dividend-paying Canadian oil and gas company with near-term and long-term oil, natural gas, condensate and natural gas liquids ("NGLs") growth prospects headquartered in Calgary, Alberta. ARC’s activities relate to the exploration, development and production of conventional oil and natural gas in Canada with an emphasis on the acquisition and development of properties with a large volume of hydrocarbons in place commonly referred to as “resource plays.”
ARC’s vision is to be a leading energy producer, focused on delivery of results through its strategy of risk-managed value creation. ARC is committed to providing superior long-term financial returns for its shareholders, creating a culture where respect for the individual is paramount and action and passion is rewarded, and to running its business in a manner that protects the safety of employees, communities and the environment. ARC’s vision is realized through the four pillars of its strategy:

1.
High quality, long-life assets – ARC’s unique suite of assets include both growth and base assets. ARC’s growth assets consist of world-class resource play properties, primarily concentrated in the Montney geological formation in northeast British Columbia and northern Alberta, and the Cardium formation in the Pembina area of Alberta. These assets provide substantial growth opportunities, which ARC will pursue with a clear line of sight towards long-term profitable development. ARC’s base assets consist of core properties located throughout Alberta, Saskatchewan and Manitoba. The base assets deliver stable production and contribute significant cash flow to fund future growth.

2.
Operational excellence – ARC is focused on capital discipline and cost management to extract the maximum return on its investments. Production from individual oil and natural gas wells naturally declines over time. In any one year, ARC approves a budget to drill new wells with the intent to first replace production declines and second to potentially increase production volumes. At times, ARC may also acquire strategic producing or undeveloped properties to enhance current production and reserves or to provide potential future drilling locations. Alternatively, it may strategically dispose of non-core assets that no longer meet its investment criteria.

3.
Financial flexibility – ARC provides returns to shareholders through a combination of a monthly dividend, currently $0.10 per share per month, and a potential for capital appreciation. ARC’s goal is to fund capital expenditures necessary to replace production declines and dividend payments using funds from operations (1). ARC will finance growth activities through a combination of sources including funds from operations, proceeds from ARC’s Dividend Reinvestment and Optional Cash Payment Program (“DRIP”), proceeds from property dispositions, debt capacity, and equity issuance. ARC chooses to maintain prudent debt levels, targeting its net debt to be one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization over the long-term (1).

4.
Top talent and strong leadership culture – ARC is committed to the attraction, retention and development of the best and brightest people within its organization. ARC’s employees conduct business every day in a culture of trust, respect, integrity and accountability. Building leadership talent at all levels of the organization is a key focus. ARC is also committed to corporate leadership through community investment, environmental reporting practices and open communication with all stakeholders. As of the end of March 2013, ARC had approximately 550 employees with 325 professional, technical and support staff in the Calgary office, and 225 individuals located across ARC’s operating areas in western Canada.

(1)
Funds from operations, net debt, and total capitalization are additional GAAP measures which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

Total Return to Shareholders
ARC's business plan has resulted in significant operational success and has contributed to a trailing five year annualized total return per share of seven per cent (Table 1).
Table 1

Total Returns (1)	Trailing One Year	Trailing Three Year	Trailing Five Year
Dividends per share ($)	1.20	3.60	7.25
Capital appreciation per share ($)	3.94	6.34	0.46
Total return per share (%)	23.1	52.3	40.3
Annualized total return per share (%)	23.1	15.1	7.0
S&P/TSX Exploration & Producers Index annualized total return (%)	0.4	(4.4)	(4.3)

(1)
Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A. Calculated as at March 31, 2013.

Since 2009, ARC’s production has grown by 31,934 barrels of oil equivalent (“boe”) per day, or 50 per cent, while its proved plus probable reserves have grown by 230.5 million boe, or 61 per cent. Table 2 highlights ARC’s production and reserves for the first quarter of 2013 and over the past four years:
Table 2

	2013 YTD	2012	2011	2010	2009
Production (boe/d)	95,472	93,546	83,416	73,954	63,538
Daily production per share, boe per thousand shares (1)	0.31	0.31	0.29	0.28	0.27
Proved plus probable reserves (mmboe) (2)(3)(4)	n/a	607.0	572.4	485.1	376.5

(1)
Daily production per share represents year-to-date and annual daily average production (boe) per thousand shares and is calculated based on year-to-date and annual daily average production divided by the diluted weighted average common shares year-to-date.

(2)	As determined by ARC’s independent reserve evaluator solely at December 31 in millions of barrels of oil equivalent ("mmboe").

(3)
ARC has also disclosed contingent resources associated with interests in certain of its properties located in northeastern British Columbia in ARC’s Annual Information Form as filed on SEDAR at www.sedar.com.

(3)
Company gross reserves. For more information, see ARC’s Annual Information Form as filed on SEDAR at www.sedar.com and the news release entitled “ARC Resources Ltd. Announces Fifth Consecutive Year of Greater than 200 per cent Produced Reserves Replacement in 2012” dated February 6, 2013.

ECONOMIC ENVIRONMENT
During the first quarter of 2013, West Texas Intermediate ("WTI") crude oil traded at an average of US$94.34 per barrel and Brent crude oil prices averaged US$112.53 per barrel, resulting in a WTI/Brent differential of US$18.19 per barrel. The first quarter 2013 WTI/Brent differential has narrowed relative to average 2012 levels as a result of the reversal of the Seaway pipeline in 2012 and subsequent expansion in 2013. The Seaway expansion has served to partially alleviate pipeline bottlenecks between Cushing, Oklahoma and the United States Gulf Coast, resulting in financial markets pricing in a narrowing future spread between WTI and Brent crude oil prices. Additionally, continued economic uncertainty in Europe and tempered GDP growth from China, indicating reduced demand, put downward pressure on world oil prices late in the first quarter of 2013.
ARC's realized crude oil price is directly affected by Canadian crude oil differentials, which experienced significant volatility throughout 2012 as a result of increased North American oil production, refinery outages and pipeline infrastructure bottlenecks in the mid-western United States. In response to widened differentials, certain infrastructure bottlenecks were addressed and rail transport volumes increased in 2012 as producers looked for alternative methods to move their product to market. These initiatives have resulted in a narrowing of the WTI/Edmonton Par differential to US$6.91 per barrel discount during the first quarter of 2013 relative to a US$10.75 per barrel discount in the first quarter of 2012. Looking ahead, several infrastructure projects are currently proposed or under development; this is expected to mitigate certain bottlenecks. However, due to the long-term nature of these projects, the risk of volatile differentials remains a concern throughout 2013 and into 2014 until infrastructure issues are resolved and additional pipeline capacity becomes available.
Western Canadian natural gas prices (AECO Monthly) averaged $3.08 per mcf in the first quarter of 2013, up 22 per cent from $2.52 per mcf in the first quarter of 2012. Despite continued high natural gas production in the United States, natural gas inventories decreased in the first quarter of 2013 relative to 2012 due to higher natural gas demand attributed to cold winter weather in North America. Going forward, sustained demand growth from the power sector will be necessary in order to support a stronger natural gas price in the mid-term. Over the long term, the export of liquefied natural gas and demand from the transportation and industrial sectors should continue to increase the demand for natural gas.
Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on its capital programs. As continued volatility is expected in 2013, ARC will take steps to mitigate these risks, optimize its rates of return, and maintain its strong financial position.
2013 Annual Guidance and Financial Highlights
Table 3 is a summary of ARC’s 2013 guidance and 2013 year-to-date actual results:
Table 3

	2013 Guidance	Q1 2013 Actual	% Variance
Production
Oil (bbl/d)	32,000 – 34,000	32,505	—
Condensate (bbl/d)	1,800 – 2,000	2,032	2
Gas (mmcf/d)	340 – 350	348.6	—
NGLs (bbl/d)	2,400 – 2,800	2,831	1
Total (boe/d)	93,000 – 97,000	95,472	—
Expenses ($/boe)
Operating	9.50 – 9.70	8.70	(8)
Transportation	1.40 – 1.50	1.40	—
General and administrative (1)	2.50 – 2.70	3.36	24
Interest	1.20 – 1.30	1.20	—
Current income tax ($ millions)	35 - 40	6.1	N/A
Capital expenditures ($ millions) (2)	830	232.4	N/A
Net property and undeveloped land acquisitions ($ millions) (3)	—	0.5	N/A
Weighted average shares outstanding (millions)	311	310	—

(1)
The 2013 guidance for general and administrative ("G&A") expenses per boe was based on a range of $1.75 - $1.90 prior to the recognition of any expense associated with ARC’s long-term incentive plans and $0.75 - $0.80 per boe associated with ARC’s long-term incentive plans. Actual per boe costs for each of these components for the three months ended March 31, 2013 were $1.72 per boe and $1.64 per boe, respectively.

(2)	Excludes amounts related to unbudgeted net acquisitions of land and small producing properties which totaled $0.5 million in the first three months of 2013.

(3)	Net property and undeveloped land acquisitions are in addition to the 2013 budgeted capital program of $830 million.
ARC’s first quarter production for 2013 is within the guidance range and reflects strong operating performance in many key areas where milder winter weather contributed to good operational run-times. ARC expects production volumes to show a moderate decrease in the second and third quarters as wells drilled in the first quarter will not be completed until the third quarter due to restricted access to properties during wet spring weather. Production from these wells is expected in the fourth quarter. Operating expenses were below the guidance range in the first quarter of 2013 as a result of strong production volumes and lower than budgeted electricity rates. As operating expenses are seasonal in nature, it is expected that costs may increase in the coming quarters as scheduled maintenance and turnarounds typically take place in the second and third quarters. G&A expenses exceeded guidance for the first quarter of 2013 as costs under ARC's long-term incentive plans exceeded expectations resulting from an increase in ARC's share price. G&A expenses before any impact of ARC's long-term incentive plans were just below the guidance range.
ARC incurred $232.4 million of capital expenditures during the first quarter of 2013, following its strategy of selecting and executing projects that provide the greatest expected return on investment. ARC plans to execute an $830 million capital program in 2013, focused primarily on oil and liquids-rich gas development and infrastructure spending to facilitate future growth.
The 2013 guidance provides shareholders with information on management’s expectations for results of operations. Readers are cautioned that the 2013 guidance may not be appropriate for other purposes.

2013 FIRST QUARTER FINANCIAL AND OPERATING RESULTS
Financial Highlights
Table 4

	Three Months Ended March 31
($ millions, except per share and volume data)	2013	2012	% Change
Funds from operations (1)	202.4	180.7	12
Funds from operations per share (1)(2)	0.65	0.62	5
Net income and comprehensive income	46.9	40.9	15
Operating income (3)	47.6	46.9	1
Dividends per share (2)	0.30	0.30	—
Average daily production (boe/d) (4)	95,472	94,970	1

(1)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

(2)	Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on diluted weighted average shares outstanding.

(3)
Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A. Also refer to the "Operating Income" section within this MD&A for the definition of operating income and a reconciliation of ARC’s net income to operating income.

(4)
Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A natural gas has been converted to barrels of oil equivalent (“boe”) based on 6 million cubic feet (“mcf”):1 barrel (“bbl”). The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

Funds from Operations
ARC reports funds from operations in total and on a per share basis. Funds from operations does not have a standardized meaning prescribed by Canadian GAAP. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.
Table 5 is a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities:
Table 5

	Three Months Ended March 31
($ millions)	2013	2012
Net income	46.9	40.9
Adjusted for the following non-cash items:
Depletion, depreciation and amortization	133.2	129.3
Accretion of asset retirement obligation	3.2	3.1
Deferred tax expense (recovery)	18.3	(0.3)
Unrealized loss on risk management contracts	3.4	21.8
Unrealized loss on risk management contracts related to current production periods (1)	—	(7.7)
Unrealized loss (gain) on foreign exchange	15.1	(7.3)
Gain on disposal of petroleum and natural gas properties	(17.4)	—
Other	(0.3)	0.9
Funds from operations	202.4	180.7
Realized loss on risk management contracts recognized in previous quarters (1)	—	7.7
Net change in other liabilities	(3.6)	(3.9)
Change in non-cash working capital	(38.6)	(26.7)
Cash flow from operating activities	160.2	157.8

(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated with these contracts that relates to production periods for the three months ended March 31 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

Details of the change in funds from operations from the three months ended March 31, 2012 to the three months ended March 31, 2013 are included in Table 6 below.
Table 6

	Three Months Ended March 31
	$ millions	$/Share
Funds from operations – 2012 (1)	180.7	0.62
Volume variance
Crude oil and liquids	6.4	0.02
Natural gas	(2.0)	(0.01)
Price variance
Crude oil and liquids	(14.1)	(0.04)
Natural gas	21.9	0.08
Realized gain (loss) on risk management contracts	(3.8)	(0.01)
Unrealized loss on risk management contracts related to current production periods (2)	7.7	0.03
Royalties	9.2	0.03
Expenses
Transportation	(1.9)	(0.01)
Operating	0.8	—
General and administrative	(7.0)	(0.02)
Interest	0.2	—
Current tax	4.2	0.01
Realized foreign exchange gain (loss)	0.1	—
Diluted shares	—	(0.05)
Funds from operations – 2013 (1)	202.4	0.65

(1)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

(2)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated with these contracts that relates to production periods for the three months ended March 31 have been applied to reduce funds from operations in order to more appropriately reflect the funds from operations generated during the period after any effect of contracts used for economic hedging.

Funds from operations increased by 12 per cent in the first quarter of 2013 to $202.4 million from $180.7 million generated in the first quarter of 2012. The increase reflects increased revenue associated with higher natural gas prices and increased crude oil production and is offset by lower realized crude oil prices. Funds from operations is further increased by lower royalties and reduced unrealized losses on risk management contracts relating to current production periods and is offset by increased G&A expenses relating specifically to ARC's long-term incentive plans.

2013 Funds from Operations Sensitivity
Table 7 illustrates sensitivities of pre-hedged operating items to operational and business environment changes and the resulting impact on funds from operations per share:
Table 7

			Impact on Annual Funds from Operations (5)
	Assumption	Change	$/Share
Business Environment (1)
Oil price (US$ WTI/bbl) (2)(3)	90.00	1.00	0.030
Natural gas price (Cdn$ AECO/mcf) (2)(3)	3.60	0.10	0.032
Cdn$/US$ exchange rate (2)(3)(4)	1.00	0.01	0.027
Interest rate on debt (2)	4.6%	1.0%	0.002
Operational
Liquids production volumes (bbl/d) (6)	37,500	1.0%	0.029
Gas production volumes (mmcf/d) (6)	345	1.0%	0.010
Operating expenses ($/boe) (6)	9.70	1.0%	0.011
G&A expenses ($/boe) (6)	2.60	10.0%	0.028

(1)	Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.

(2)
Prices and rates are indicative of published forward prices and rates at the time of this MD&A. The calculated impact on funds from operations would only be applicable within a limited range of these amounts.

(3)	Analysis does not include the effect of risk management contracts.

(4)
Includes impact of foreign exchange on crude oil prices that are presented in US dollars. This amount does not include a foreign exchange impact relating to natural gas prices as it is presented in Canadian dollars in this sensitivity. The sensitivity is $0.04/share when natural gas revenue is included.

(5)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

(6)	Operational assumptions are based upon the midpoint of 2013 guidance in Table 3.
Net Income
Net income of $46.9 million ($0.15 per share) was earned in the first quarter of 2013, a $6 million increase compared to net income of $40.9 million ($0.14 per share) in the first quarter of 2012. The increase in net income reflects increased revenue of $12.2 million due to improved natural gas pricing and increased oil production, as well as reduced royalties of $9.2 million and reduced losses on risk management contracts of $14.6 million. Also, gains on disposal of petroleum and natural gas properties of $17.4 million were recorded during the quarter in the respect of two property disposals; one resulting in cash proceeds of $8.5 million and a second non-cash transaction in which ARC acquired additional working interest and undeveloped land acreage in one of its core producing properties with a value of approximately $8 million. The increase in net income is partially offset by a loss on foreign exchange of $15.3 million compared to a gain of $7 million in the first quarter of 2012, increased provision for income taxes of $14.4 million, and increased G&A expenses of $7.2 million. It is further offset by moderately increased depletion, depreciation and amortization ("DD&A") and transportation expenses.
Operating Income
Operating income is a non-GAAP financial measure that does not have standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other issuers. Operating income is defined by ARC as net income excluding the impact of after-tax unrealized gains and losses on risk management contracts, after-tax unrealized gains and losses on foreign exchange, after-tax unrealized gains and losses on short-term investments, after-tax impairment on property, plant, and equipment, after-tax gains on disposal of petroleum and natural gas properties and the effect of changes in statutory income tax rates. ARC believes that adjusting net income for these non-operating items presents a measure of “full cycle” financial performance that is more comparable between periods than net income. The most directly comparable GAAP measure to operating income is net income. Refer to the section entitled "Non-GAAP Measures" at the end of this MD&A.

ARC reported operating income of $47.6 million in the first quarter of 2013, a $0.7 million increase compared to operating income of $46.9 million in the first quarter of 2012.

Table 8

	Three Months Ended March 31
Operating Income ($ millions, except per share amounts)	2013	2012
Net income	46.9	40.9
Add (deduct) non-operating items, net of tax:
Unrealized loss on risk management contracts	2.5	16.4
Unrealized loss on risk management contracts related to current production periods (1)	—	(5.8)
Unrealized foreign exchange loss (gain) on revaluation of debt	11.3	(5.5)
Gain on disposal of petroleum and natural gas properties	(13.0)	—
Unrealized (gain) loss on short-term investment	(0.1)	0.9
Operating income	47.6	46.9
Operating income per share	0.15	0.16

(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. The portion of losses associated with these contracts that relates to production periods for the three months ended March 31 have been applied to reduce operating income in order to more appropriately reflect the operating income during the period after any effect of contracts used for economic hedging.

Production
Production volumes averaged 95,472 boe per day in first quarter of 2013, a one per cent increase compared to an average of 94,970 boe per day in the same period of 2012. This increase reflects strong operational performance from existing wells and new volumes brought on late in 2012 and during the first quarter of 2013.
Table 9

	Three Months Ended March 31
Production	2013	2012	% Change
Light and medium crude oil (bbl/d)	31,710	30,451	4
Heavy oil (bbl/d)	795	854	(7)
Condensate (bbl/d)	2,032	2,399	(15)
Natural gas (mmcf/d)	348.6	353.0	(1)
NGLs (bbl/d)	2,831	2,432	16
Total production (boe/d) (1)	95,472	94,970	1
% Natural gas production	61	62	(2)
% Crude oil and liquids production	39	38	3

(1)	Reported production for a period may include minor adjustments from previous production periods.
ARC’s crude oil production consists predominantly of light and medium crude oil while heavy oil accounts for approximately two per cent of total oil production. During the first quarter of 2013, crude oil and liquids production increased three per cent from the first quarter of the prior year and decreased one per cent from the prior quarter. The increase is largely attributed to continued strong new well performance and a milder winter in producing areas contributing to consistent operational run-times.
Natural gas production was 348.6 mmcf per day in the first quarter of 2013, a decrease of one per cent from the 353 mmcf per day produced in the first quarter of 2012. Despite new production and excellent run-time at Dawson, third-party facility downtime at various properties and scheduled turnarounds resulted in moderately decreased production volumes.
During the first quarter of 2013, ARC drilled 60 gross wells (56 net wells) on operated properties consisting of 53 gross (49 net) oil wells, five gross (five net) natural gas wells and two gross (two net) liquids-rich natural gas wells.

Table 10 summarizes ARC’s production by core area for the first quarter of 2013 and 2012:
Table 10

	Three Months Ended March 31, 2013
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC	41,570	793	1,007	234.0	764
Northern AB	16,754	6,139	597	53.5	1,098
Pembina	12,521	8,559	319	18.0	635
South Central AB	12,551	5,222	96	41.8	283
Southeast SK & MB	12,076	11,792	13	1.3	51
Total	95,472	32,505	2,032	348.6	2,831

	Three Months Ended March 31, 2012
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC (2)	41,744	34	1,261	238.3	731
Northern AB (2)	16,873	6,619	768	52.0	818
Pembina	10,816	7,641	270	13.9	589
South Central AB (3)	14,077	5,762	89	48.0	229
Southeast SK & MB	11,460	11,249	11	0.8	65
Total	94,970	31,305	2,399	353.0	2,432

(1)	Provincial references: AB is Alberta, BC is British Columbia, SK is Saskatchewan, MB is Manitoba.

(2)
In prior years, certain properties located in Northern AB were reported as part of the Northeast BC & Northwest AB core area. Production from these properties has been reflected within the Northern AB core area, and the Northeast BC & Northwest AB core area has been renamed Northeast BC.

(3)
In prior years, the volumes produced in Redwater and South AB & Southwest SK were reported separately. Production from the two core areas have been combined and reported in the core area labeled South Central AB.

Sales of Crude Oil, Natural Gas, Condensate and NGLs
Sales revenue from crude oil, natural gas, condensate, NGLs and other income was $378.5 million in the first quarter of 2013, an increase of $12.2 million (three per cent) from first quarter of 2012 sales revenue of $366.3 million. The increase reflects an increase in pricing of $7.8 million and increased production volumes contributing an additional $4.4 million. Oil, condensate and NGLs revenue accounted for $271 million or 72 per cent of first quarter sales revenue.
A breakdown of sales revenue by product is outlined in Table 11:
Table 11

	Three Months Ended March 31
Sales revenue by product ($ millions)	2013	2012	% Change
Oil	242.8	248.6	(2)
Condensate	18.6	21.8	(15)
Natural gas	105.7	85.8	23
NGLs	9.6	9.8	(2)
Total sales revenue from crude oil, natural gas, condensate and NGLs	376.7	366.0	3
Other	1.8	0.3	500
Total sales revenue	378.5	366.3	3

Commodity Prices Prior to Hedging
Table 12

	Three Months Ended March 31
	2013	2012	% Change
Average Benchmark Prices
AECO natural gas ($/mcf) (1)	3.08	2.52	22
WTI oil (US$/bbl) (2)	94.34	102.94	(8)
Cdn$/US$ exchange rate	1.01	1.00	1
WTI oil (Cdn$/bbl)	95.17	103.06	(8)
ARC Realized Prices Prior to Hedging
Oil ($/bbl)	83.00	87.24	(5)
Condensate ($/bbl)	101.53	99.96	2
Natural gas ($/mcf)	3.37	2.67	26
NGLs ($/bbl)	37.48	44.46	(16)
Total commodity price before hedging ($/boe)	43.84	42.35	4
Other ($/boe)	0.21	0.04	425
Total sales before hedging ($/boe)	44.05	42.39	4

(1)	Represents the AECO Monthly (7a) index as reported by the Canadian Gas Price Reporter.

(2)	WTI represents posting price of West Texas Intermediate oil.
In the first quarter of 2013, WTI decreased eight per cent year-over-year, and ARC’s realized oil price decreased by five per cent during the same time period. While the average first quarter 2013 WTI price decreased, the differential between WTI and Edmonton posted prices tightened to an average discount of US$6.91 per barrel from US$10.75 in the first quarter of 2013 relative to the same period in 2012. The price differential between WTI and Edmonton posted prices was an on-going issue throughout 2012. In general, 2012 saw weakness in the pricing of Canadian crude grades as a result of the rapid growth in light oil production in North Dakota and Canada as well as refinery outages and pipeline bottlenecks in the mid-western United States which restricted the amount of crude oil that could reach the United States Gulf Coast. Differentials improved in the first quarter of 2013 due to temporary reductions in local supply; however, volatile differentials are expected to continue in 2013.
Natural gas prices were higher in the first quarter of 2013 as compared to 2012 reflecting increased heating demand related to a colder winter in North America.
During the first quarter of 2013, ARC’s production comprised 39 per cent crude oil and liquids and 61 per cent natural gas, with crude oil and liquids contributing 72 per cent of total sales revenue and natural gas contributing 28 per cent. In the first quarter of 2012, ARC’s production comprised of 38 per cent crude oil and liquids and 62 per cent natural gas, with crude oil and liquids contributing 77 per cent of total sales value and natural gas contributing 23 per cent. Although ARC’s production mix is weighted more heavily to natural gas than to oil, ARC's revenue contribution follows the reverse pattern as shown by the table below:
Table 13

Revenue by Product Type	Three Months Ended March 31
($ millions)	Revenue		% of Total
	2013	2012	2013	2012
Crude oil and liquids	271.0	280.2	72	77
Natural gas	105.7	85.8	28	23
Total sales revenue from crude oil, liquids and natural gas	376.7	366.0	100	100
Other	1.8	0.3	—	—
Total sales revenue	378.5	366.3	100	100

Risk Management and Hedging Activities
ARC maintains a risk management program to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. ARC’s risk management program is governed by certain guidelines approved by the Board of Directors (the "Board"). These guidelines currently restrict the amount of total production that can be hedged to a maximum of 55 per cent over the next two years with a maximum of 25 per cent of natural gas production that can be hedged beyond two years and up to five years. ARC’s hedging policy allows for further hedging on volumes associated with new production arising from specific capital projects and acquisitions or to further protect cash flows for a specific period with approval of the Board.
Gains and losses on risk management contracts comprise both realized gains and losses representing the portion of risk management contracts that have settled in cash during the period and unrealized gains or losses that represent the change in the mark-to-market position of those contracts throughout the period. ARC does not employ hedge accounting for its risk management contracts currently in place. ARC considers all risk management contracts to be effective economic hedges of its physical commodity sales transactions.
Table 14 summarizes the total gain on risk management contracts for the first quarter of 2013 compared to the same period in 2012:
Table 14

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	Q1 2013 Total	Q1 2012 Total
Realized gain (loss) on contracts (1)	3.9	(0.4)	0.2	0.9	4.6	8.4
Unrealized (loss) gain on contracts related to current production periods (2)	(2.3)	0.1	1.0	(2.2)	(3.4)	(14.1)
Unrealized loss on contracts related to first quarter production (3)	—	—	—	—	—	(7.7)
Gain (loss) on risk management contracts	1.6	(0.3)	1.2	(1.3)	1.2	(13.4)

(1)	Realized cash gain (loss) represents actual cash settlements or receipts under the respective contracts.

(2)	The unrealized (loss) gain on contracts represents the change in fair value of the contracts during the period.

(3)	The unrealized loss on contracts related to first quarter production represents contracts that relate to a calendar year of production but are settled on an annual basis.
During the first quarter of 2013, ARC recorded a gain of $1.2 million on its risk management contracts comprising realized gains of $4.6 million and unrealized losses of $3.4 million. Realized gains related to oil, electricity and foreign exchange contracts were offset slightly by a loss on natural gas contracts.
ARC’s unrealized losses of $3.4 million are comprised of unrealized losses of $2.3 million on oil contracts and $2.2 million on electricity contracts, offset by unrealized gains of $1.0 million on foreign exchange contracts and $0.1 million on natural gas contracts.
The unrealized losses on oil contracts are primarily attributed to the increased forward price of WTI. Similarly, ARC recorded unrealized gains of $0.1 million on natural gas contracts in the first quarter of 2013, reflecting a widened future basis differential on natural gas, partially offset by higher forward natural gas prices.
Given the significant contribution of ARC’s crude oil, condensate and NGLs production to total sales revenue and funds from operations, ARC management recognizes the risk associated with a reduction in crude oil pricing. Accordingly, ARC has protected the selling price on a portion of crude oil production by establishing crude oil floor and ceiling prices for 2013 with approximately 45 per cent of total crude oil and condensate production being hedged for the remainder of 2013 at floor prices of approximately US$95 per barrel. These contracts allow ARC to participate in crude oil prices up to approximately US$104 per barrel on approximately 15,000 barrels per day for the remainder of 2013. In January 2013, ARC entered into additional WTI contracts, hedging approximately 5,000 barrels per day of its 2014 oil production for the first half of the year with a floor price of US$90 and a ceiling of US$100 per barrel.
ARC’s risk management contracts also provide protection from natural gas prices falling lower than an average floor price of US$3.42 per mmbtu for approximately 203,000 mmbtu per day for the remainder of 2013. In addition, they provide upside participation to a price of US$3.87 per mmbtu on approximately 203,000 mmbtu per day for the remainder of 2013.
ARC’s significant natural gas resource base provides a considerable inventory of long-term natural gas development opportunities and potential future value. Given the recent volatility of natural gas prices, ARC management recognizes the need for greater certainty over the economics on these long-term natural gas projects and in response, ARC received

Board approval to hedge up to 25 per cent of natural gas production beyond a two year term to a maximum term of five years. To date, ARC has executed long-term natural gas hedge contracts on 60,000 mmbtu per day for the period 2015 through 2017. ARC currently has hedged approximately 60 per cent of total natural gas production for 2013 and 120,000 mmbtu per day for 2014.
ARC expects to continue to execute its risk management program on volumes going forward. The following table summarizes ARC’s average crude oil and natural gas hedged volumes for 2013 through 2017 as at the date of this MD&A. For a complete listing and terms of ARC’s hedging contracts at March 31, 2013, see Note 9 “Financial Instruments and Risk Management Contracts” in the financial statements as at and for the three months ended March 31, 2013. Updates to the following table are posted to ARC’s website at www.arcresources.com.
Table 15

Hedge Positions Summary (1)
As at May 1, 2013	May - December 2013		2014		2015		2016-2017
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	104.01	14,992	100.00	2,479	—	—	—	—
Floor	95.01	14,992	90.00	2,479	—	—	—	—
Sold Floor	64.17	11,984	70.00	1,240	—	—	—	—
Natural Gas (3)	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day
Ceiling	3.87	202,767	4.72	140,000	4.94	80,000	5.00	70,000
Floor	3.42	202,767	4.00	140,000	4.00	80,000	4.00	70,000

(1)
The prices and volumes noted above represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 9 “Financial Instruments and Risk Management Contracts” in the financial statements for the three months ended March 31, 2013.

(2)
The crude oil prices presented above are referenced to WTI. For 2013, all floor positions settle against the monthly average WTI price, providing protection against monthly volatility. Positions establishing the “ceiling” have been sold against either the annual average WTI price or the six month average WTI price. In the case of settlements on annual or six-month term positions, ARC will only have a negative settlement if prices average above the strike price for an entire year or the six-month period, respectively. These positions provide ARC with greater potential upside price participation for individual months.

(3)
The natural gas price shown above are referenced to NYMEX and Henry Hub. ARC has also transacted AECO basis values as described in Note 9 "Financial Instruments and Risk Management Contracts" to the financial statements.

“Floors” represent the lower price limits on hedged volumes and consist of put and swap prices. “Ceilings” provide an upper limit to the prices ARC may receive for hedged volumes and are the result of combined call and swap prices. ARC has also sold puts that limit the downside protection at an average of the disclosed “Sold Floor” price. These “Sold Floors” do not eliminate the floor, but merely limit the downside protection. The purpose of these sold puts is to reduce ARC’s overall hedging transaction costs.
To accurately analyze ARC’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading. The following provides examples of how Table 15 can be interpreted for approximate current year values (all in US dollars):

•	If the market price is above $104.01 per barrel, ARC will receive $104.01 per barrel on 14,992 barrels per day.

•	If the market price is between $95.01 and $104.01 per barrel, ARC will receive the market price on 14,992 barrels per day.

•	If the market price is between $95.01 and $64.17 per barrel, ARC will receive $95.01 on 14,992 barrels per day.

•
If the market price is below $64.17 per barrel, ARC will receive $95.01 per barrel less the difference between $64.17 per barrel and the market price on 11,984 barrels per day. For example, if the market price is at $55 per barrel, ARC will receive $85.84 on 11,984 barrels per day and $95.01 on 3,008 barrels per day.

The net fair value of ARC’s risk management contracts at March 31, 2013 was $19.9 million, representing the expected market price to buy out ARC’s contracts at the balance sheet date after any adjustments for credit risk. This may differ from what will eventually be settled in future periods.

Operating Netbacks
ARC’s operating netback, before hedging, was $28.34 per boe in the first quarter of 2013 as compared to $25.81 per boe in the same period of 2012.
ARC’s first quarter 2013 netback, including realized hedging gains and losses, was $28.84 per boe, representing an increase of 12 per cent as compared to the same period in 2012. The netback after hedging includes realized gains and losses recorded on ARC’s crude oil, natural gas and electricity risk management contracts.
The components of operating netbacks for the first quarter of 2013 are summarized in Table 16:
Table 16

Netbacks (1)	Crude Oil	Heavy Oil	Condensate	Natural Gas	NGLs	Q1 2013 Total	Q1 2012 Total
	($/bbl)	($/bbl)	($/bbl)	($/mcf)	($/bbl)	($/boe)	($/boe)
Average sales price	83.66	56.87	101.53	3.37	37.48	43.84	42.35
Other	—	—	—	—	—	0.21	0.04
Total sales	83.66	56.87	101.53	3.37	37.48	44.05	42.39
Royalties	(11.30)	(4.06)	(26.27)	(0.27)	(9.25)	(5.61)	(6.65)
Transportation	(1.49)	(1.27)	(0.58)	(0.24)	(0.50)	(1.40)	(1.18)
Operating expenses (2)	(14.62)	(18.73)	(5.78)	(0.92)	(7.36)	(8.70)	(8.75)
Netback prior to hedging	56.25	32.81	68.90	1.94	20.37	28.34	25.81
Hedging gain (loss) (3)	1.64	—	—	(0.01)	—	0.50	—
Netback after hedging	57.89	32.81	68.90	1.93	20.37	28.84	25.81
% of total	68	1	5	24	2	100	100

(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

(2)
Operating expenses are composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and NGLs production.

(3)
Hedging gain (loss) includes realized cash gains and losses on risk management contracts and unrealized loss on risk management contracts related to current production periods. Hedging gains and losses on foreign exchange contracts are excluded from the netback calculation.

Royalties
ARC pays royalties to the respective provincial governments and landowners of the four western Canadian provinces in which it operates. Approximately 73 per cent of these royalties are Crown royalties. Each province that ARC operates in has established a separate and distinct royalty regime which impacts ARC’s average corporate royalty rate.
In British Columbia, the majority of ARC’s royalty expense stems from production of natural gas and associated liquids. While condensate and NGLs have a flat royalty rate of 20 per cent of sales revenue, the royalty rates for natural gas are based on the drill date of a well and a reference price. In Alberta, the majority of ARC’s royalties are related to oil production where royalty rates are based on reference prices, production levels and well depths. Similarly, most royalties remitted in Saskatchewan and Manitoba are related to oil production. Royalty calculations in these provinces are based on the classification of the oil product and well productivity.
Each province has various programs in place to incentivize drilling by reducing the overall royalty expense for producers and offsetting gathering and processing costs. In most cases, the incentive period lasts for a finite period of time (usually 12 months upon commencement of production), after which point the royalty rate usually increases depending on the production rate of the well and prevailing market commodity prices.
In the first quarter of 2013, the British Columbia government announced a three per cent minimum royalty for all natural gas wells that qualify for the Deep Well Royalty Credit Program as well as the termination of the Summer Drilling Credit Program. These changes were effective April 1, 2013.
Total royalties as a percentage of pre-hedged commodity product sales revenue decreased from 15.7 per cent ($6.65 per boe) in the first quarter of 2012 to 12.7 per cent ($5.61 per boe) in the first quarter of 2013. This represents a decrease of $9.2 million from $57.4 million in the first quarter of 2012 to $48.2 million in the first quarter of 2013. The decrease in the royalty rate during the first quarter of 2013 as compared to the same period of the prior year is due to both the decrease in crude oil pricing from 2012 to 2013, resulting in lower royalty reference prices, as well as a greater portion of oil production in Alberta qualifying for a five per cent royalty rate. Lower oil royalties were partially offset by increased natural gas royalties attributed to higher prices.
Operating Expenses
Operating expenses decreased to $8.70 per boe in the first quarter of 2013 compared to $8.75 per boe in the first quarter of 2012. The first quarter decrease in 2013 operating expenses relative to 2012 reflects disciplined cost control and higher production volumes. A milder than average winter in producing areas also contributed to increased operational efficiency.
ARC hedges a portion of its electricity costs using financial risk management contracts that do not qualify for hedge accounting. The gains and losses associated with these contracts are included within “gain (loss) on risk management contracts” on the condensed interim consolidated statements of income (the "statements of income"). Had these contracts been recognized with operating expenses, ARC’s operating expenses would have been further reduced by $0.10 per boe for the three months ended March 31, 2013, as a result of realized gains of $0.9 million.
Transportation expense was $1.40 per boe during the first quarter of 2013 as compared to $1.18 per boe in the first quarter of 2012. Over the past two years, ARC has increased the volume of its production shipped directly to market as compared to transferring title at the battery. By taking on an increased responsibility for shipping its production to market, ARC achieves greater control over the price it ultimately receives for its production. With the current situation of many crude oil and liquids pipelines being at or near capacity, ARC expects that it will continue to incur additional transportation costs in 2013 as it may use additional methods of transport to get its product to market.
G&A Expenses and Long-Term Incentive Compensation
G&A, prior to any long-term incentive compensation expense and net of overhead recoveries on operated properties, increased by seven per cent to $14.8 million in the first quarter of 2013 from $13.8 million in the first quarter of 2012. First quarter 2013 G&A expenses increased as compared to the first quarter of 2012 due to increased compensation costs.
Table 17 is a breakdown of G&A and incentive compensation expenses:
Table 17

	Three Months Ended March 31
G&A and Incentive Compensation Expenses	2013	2012	% Change
($ millions, except per boe)
G&A expenses	23.4	22.8	3
Operating recoveries	(8.6)	(9.0)	(4)
G&A expenses before long-term incentive plans	14.8	13.8	7
G&A – long-term incentive plans	14.1	7.9	78
Total G&A and long-term incentive compensation expenses	28.9	21.7	33
Total G&A and long-term incentive compensation expenses per boe	3.36	2.51	34
Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Share Option Plan, and Deferred Share Unit Plan
Restricted Share Unit and Performance Share Unit Plan (“RSU and PSU Plan”)
The RSU and PSU Plan is designed to offer each eligible employee and officer (the “plan participants”) cash compensation in relation to the underlying value of a specified number of share units. The RSU and PSU Plan consists of RSUs for which the number of units is fixed and will vest over a period of three years and PSUs for which the number of units is variable and will vest at the end of three years.
Upon vesting, the plan participant is entitled to receive a cash payment based on the underlying value of the share units plus accrued dividends. The cash compensation issued upon vesting of the PSUs is dependent upon the total return performance of ARC compared to its peers. Total return is calculated as a sum of the change in the market price of the common shares in the period plus the amount of dividends in the period. A performance multiplier is applied to the PSUs based on the percentile rank of ARC’s total shareholder return compared to its peers. The performance multiplier ranges from zero if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.

ARC recorded additional G&A expenses of $14.1 million during the first quarter of 2013 in accordance with the RSU and PSU Plan, as compared to $7.9 million during the first quarter of 2012. The increase in expense is primarily attributed to an increase in ARC's share price from $24.44 at December 31, 2012 to $26.84 at March 31, 2013, increasing the period-end valuation of unvested awards. During the three months ended March 31, 2013, ARC made cash payments of $15.7 million in respect of the RSU & PSU Plan ($24.2 million for the three months ended March 31, 2012). Of these payments, $11.6 million were in respect of amounts recorded to G&A expenses ($18.8 million for the three months ended March 31, 2012) and $4.1 million were in respect of amounts recorded to operating expenses and capitalized as property, plant and equipment and exploration and evaluation ("E&E") assets ($5.4 million for the three months ended March 31, 2012). These amounts were accrued in prior periods.
Table 18 shows the changes to the RSU & PSU Plan during 2013:
Table 18

RSU & PSU Plan (number of units, thousands)	RSUs	PSUs (1)	Total RSUs and PSUs
Balance, beginning of year	696	1,401	2,097
Granted	161	261	422
Vested	(158)	(177)	(335)
Forfeited	(10)	(13)	(23)
Balance, end of year	689	1,472	2,161

(1)	Based on underlying units before performance multiplier.
The liability associated with the RSUs and PSUs granted is recognized in the statements of income over the vesting period while being adjusted each period for changes in the underlying share price, accrued dividends and the number of PSUs expected to be issued on vesting. In periods where substantial share price fluctuation occurs, ARC’s G&A expenses are subject to significant volatility.
Due to the variability in the future payments under the plan, ARC estimates that between $19.1 million and $101.5 million will be paid out in 2013 through 2016 based on the current share price, accrued dividends and ARC’s market performance relative to its peers. Table 19 is a summary of the range of future expected payments under the RSU & PSU Plan based on variability of the performance multiplier and units outstanding under the RSU & PSU Plan as at March 31, 2013:
Table 19

Value of RSU & PSU Plan as at
March 31, 2013	Performance multiplier
(units thousands and $ millions, except per share)	—	1.0	2.0
Estimated units to vest
RSUs	712	712	712
PSUs	—	1,535	3,070
Total units (1)	712	2,247	3,782
Share price (2)	26.84	26.84	26.84
Value of RSU & PSU Plan upon vesting (3)	19.1	60.3	101.5
2013	5.6	11.8	17.9
2014	7.6	20.7	33.9
2015	4.5	19.4	34.3
2016	1.4	8.4	15.4

(1)	Includes additional estimated units to be issued under the RSU & PSU Plan for dividends accrued-to-date.

(2)
Values will fluctuate over the vesting period based on the volatility of the underlying share price. Assumes a future share price of $26.84, which is based on the closing share price at March 31, 2013.

(3)	Upon vesting, a cash payment is made for the value of the share units, equivalent to the current market price of the underlying common shares plus accrued dividends.
Share Option Plan
Share options are granted to officers, certain employees and certain consultants of ARC, vesting evenly on the fourth and fifth anniversaries of their respective grant dates, and have a maximum term of seven years. The option holder has the right to exercise the options at the original exercise price or at a reduced exercise price, equal to the exercise price at grant date less all dividends paid subsequent to the grant date and prior to the exercise date.

At March 31, 2013, ARC had 1.4 million share options outstanding under this plan, representing less than one per cent of outstanding shares, with a weighted average exercise price of $20.77 per share. Compensation expense of $0.4 million has been recorded during the first quarter of 2013 compared to $0.2 million in the first quarter of 2012 and is included within G&A expenses.
Deferred Share Unit Plan (“DSU Plan”)
ARC has a DSU Plan for its non-employee directors under which each director receives a minimum of 55 per cent of their total annual remuneration in the form of deferred share units (“DSUs”). Each DSU fully vests on the date of grant but is settled in cash only when the director has ceased to be a member of the Board of Directors of the Company. For the three months ended March 31, 2013, G&A expenses of $0.7 million were recorded in relation to the DSU Plan ($0.2 million for the three months ended March 31, 2012). The increase in DSU expense reflects the increase in ARC's share price during the first quarter in 2013 and the related increase in valuation of unexercised awards.
Interest and Financing Charges
Interest and financing charges decreased two per cent to $10.3 million in the first quarter of 2013 from $10.5 million in the first quarter of 2012. The decrease is primarily attributed to lower average debt levels during the first quarter of 2013 as compared to the first quarter of 2012.
At March 31, 2013, ARC had $802.4 million of long-term debt outstanding, including a current portion of $40.4 million of senior note principal that is due for repayment within the next 12 months. The total debt balance of $802.4 million is fixed at a weighted average interest rate of 4.82 per cent. Approximately 92 per cent (US$727.9 million) of ARC’s debt outstanding is denominated in US dollars.
Foreign Exchange Gains and Losses
ARC recorded a foreign exchange loss of $15.3 million in the first quarter of 2013 compared to a gain of $7 million in the first quarter of 2012. The loss is primarily a result of the revaluation of ARC’s US dollar denominated debt outstanding from the period of December 31, 2012 to March 31, 2013 and reflects the change in value of the US dollar relative to the Canadian dollar from $0.9949 to $1.0156.
Table 20 shows the various components of foreign exchange gains and losses:
Table 20

	Three Months Ended March 31
Foreign Exchange Gains and Losses ($ millions)	2013	2012	% Change
Unrealized (loss) gain on US denominated debt	(15.1)	7.3	(307)
Realized loss on US denominated transactions	(0.2)	(0.3)	(33)
Total foreign exchange (loss) gain	(15.3)	7.0	(319)
Taxes
ARC recorded current income tax expense of $6.1 million in the first quarter of 2013 compared to $10.3 million in the first quarter of 2012. During the first quarter of 2013, deferred income tax expense of $18.3 million was recorded compared to a recovery of $0.3 million in the first quarter of 2012. For the first quarter of 2013, the increased deferred tax expense is primarily related to temporary differences arising from the book basis of ARC’s property, plant and equipment relative to its tax basis and a net decrease in asset retirement obligation ("ARO") liabilities and is offset by an unrealized loss on foreign exchange relating to ARC's US denominated debt.

The income tax pools (detailed in Table 21) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.
Table 21

Income Tax Pool Type ($ millions)	March 31, 2013	Annual Deductibility
Canadian oil and gas property expense	808.0	10% declining balance
Canadian development expense	921.9	30% declining balance
Canadian exploration expense	11.1	100%
Undepreciated capital cost	630.6	Primarily 25% declining balance
Other	26.8	Various rates, 7% declining balance to 20%
Total federal tax pools	2,398.4
Additional Alberta tax pools	28.1	Various rates, 25% declining balance to 100%

ARC's corporate structure includes a partnership that achieves a deferral of taxes on a portion of net revenue for a maximum of one year. In addition to the $6.1 million of current income taxes recorded for the three months ended March 31, 2013, ARC has deferred $53.9 million of net revenue from its partnership which is reflected in the deferred income tax liability and provision for deferred income taxes in its financial statements. Partnership income is allocated to ARC Resources Ltd. annually and is reduced by claiming specific income tax pools listed in the table above.
DD&A Expense and Impairment Charges
ARC records DD&A expense on its property, plant and equipment over the individual useful lives of the assets employing the unit of production method using proved plus probable reserves and associated estimated future development capital required for its oil and natural gas assets, and a straight-line method for its corporate administrative assets. Assets in the E&E phase are not amortized. During the three months ended March 31, 2013, ARC recorded DD&A expense of $133.2 million, as compared to $129.3 million for the three months ended March 31, 2012.
Impairment is recognized when the carrying value of an asset or group of assets exceeds its recoverable amount, defined as the higher of its value in use or fair value less cost to sell. Any asset impairment that is recorded is recoverable to its original value less any associated DD&A expense should there be indicators that the recoverable amount of the asset has increased in value since the time of recording the initial impairment. There were no impairment charges recorded in the first quarter of 2013 or 2012. As future commodity prices remain volatile, impairment charges or recoveries could be recorded in future periods.
A breakdown of DD&A expense is summarized in Table 22:
Table 22

	Three Months Ended March 31
DD&A Expense ($ millions, except per boe amounts)	2013	2012	% Change
Depletion of oil and gas assets	131.7	127.7	3
Depreciation of fixed assets	1.5	1.6	(6)
Total DD&A expense	133.2	129.3	3
DD&A rate per boe	15.50	14.96	4
Capital Expenditures, Acquisitions and Dispositions
Capital expenditures, excluding acquisitions and dispositions, totaled $232.4 million in the first quarter of 2013 as compared to $186.9 million during the first quarter of 2012. This total included development and production additions to property, plant and equipment of $231.2 million ($163.5 million for the three months ended March 31, 2012) and additions to E&E assets of $1.2 million ($23.4 million for the three months ended March 31, 2012). Property, plant and equipment expenditures include drilling and completions, geological, geophysical, facilities expenditures and undeveloped land purchases in our development assets. E&E expenditures include drilling and completions, geological and geophysical expenditures and undeveloped land purchases in areas that have been determined by management to be in the E&E stage.

A breakdown of capital expenditures and net acquisitions is shown in Table 23:
Table 23

	Three Months Ended March 31
	2013			2012
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	—	5.0	5.0	13.0	3.9	16.9	(70)
Drilling and completions	1.2	140.4	141.6	7.3	131.0	138.3	2
Plant and facilities	—	83.5	83.5	2.0	26.3	28.3	195
Undeveloped land purchased at Crown land sales	—	1.2	1.2	1.1	1.2	2.3	(48)
Other	—	1.1	1.1	—	1.1	1.1	—
Total capital expenditures	1.2	231.2	232.4	23.4	163.5	186.9	24
Acquisitions (1)	5.0	4.0	9.0	—	18.9	18.9	(52)
Dispositions (2)	—	(8.5)	(8.5)	—	—	—	—
Total capital expenditures and net acquisitions	6.2	226.7	232.9	23.4	182.4	205.8	13

(1)	Value is net of post-closing adjustments.

(2)	Represents proceeds and adjustments to proceeds from divestitures.
ARC finances its capital expenditures with funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions and dividends declared in the current period. Further funding is obtained by proceeds from DRIP or debt. ARC financed 60 per cent of the $232.4 million first quarter capital program with funds from operations and proceeds from DRIP (63 per cent in the first quarter of 2012).
Table 24

	Three Months Ended March 31
	2013			2012
Source of Funding of Capital Expenditures and Net Acquisitions ($ millions)	Capital Expenditures	Net Acquisitions	Total Expenditures	Capital Expenditures	Net Acquisitions	Total Expenditures
Expenditures	232.4	0.5	232.9	186.9	18.9	205.8
Funds from operations, net of dividends declared (%) (1)	46	—	46	49	—	44
Proceeds from DRIP (%)	14	—	14	14	—	13
Debt (%)	40	100	40	37	100	43
Total (%)	100	100	100	100	100	100

(1)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities. The percentage of capital expenditures that have been funded by funds from operations is determined as funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions and dividends declared in the current period.

Asset Retirement Obligations and Reclamation Fund
At March 31, 2013, ARC has recorded an ARO liability of $501.5 million ($532.9 million at December 31, 2012) for the future abandonment and reclamation of ARC’s properties. The estimated ARO liability includes assumptions in respect of actual costs to abandon wells or reclaim the property, the time frame in which such costs will be incurred, as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability has been discounted at a liability-specific risk-free interest rate of approximately 2.5 per cent (2.4 per cent at December 31, 2012).
Accretion charges of $3.2 million and $3.1 million for the three months ended March 31, 2013 and 2012, respectively, have been recognized in the statements of income to reflect the increase in the ARO liability associated with the passage of time.
Actual spending under ARC’s abandonment and reclamation program for the three months ended March 31, 2013 was $3.7 million ($3.7 million for the three months ended March 31, 2012).

ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property in 2005. Minimum contributions to this fund will be approximately $71 million in total over the next 43 years. The balance of this fund totaled $29.3 million at March 31, 2013, compared to $29.8 million at December 31, 2012. Under the terms of ARC’s investment policy, reclamation fund investments and excess cash can only be invested in Canadian or US Government securities, investment grade corporate bonds, or investment grade short-term money market securities.
Environmental stewardship is a core value at ARC and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Health, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of ARC’s assets including contributions to the Redwater reclamation fund are funded entirely out of funds from operations.
Capitalization, Financial Resources and Liquidity
A breakdown of ARC’s capital structure as at March 31, 2013 and December 31, 2012 is outlined in Table 25:
Table 25

Capital Structure and Liquidity ($ millions, except per cent and ratio amounts)	March 31, 2013	December 31, 2012
Long-term debt (1)	802.4	787.4
Working capital deficit (surplus) (2)	52.7	(41.8)
Net debt obligations (3)	855.1	745.6
Market value of common shares (4)	8,325.8	7,549.5
Total capitalization (3)	9,180.9	8,295.1
Net debt as a percentage of total capitalization	9.3	9.0
Net debt to YTD annualized funds from operations (3)	1.0	1.0

(1)	Includes a current portion of long-term debt of $40.4 million at March 31, 2013 and $39.7 million at December 31, 2012.

(2)
Working capital deficit (surplus) is calculated as current liabilities less current assets as they appear on the condensed interim consolidated balance sheets (the "balance sheets"), and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and asset retirement obligations contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt.

(3)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.

(4)	Calculated using the total common shares outstanding at March 31, 2013 multiplied by the closing share price of $26.84 at March 31, 2013 (closing share price of $24.44 at December 31, 2012).
At March 31, 2013, ARC had total available credit facilities of $2 billion with debt of $802.4 million currently drawn. After its $52.7 million working capital deficit, ARC has available credit of approximately $1.1 billion. ARC’s long-term debt balance includes a current portion of $40.4 million at March 31, 2013 ($39.7 million at December 31, 2012) reflecting principal payments that are due to be paid within the next 12 months. ARC intends to finance these obligations by drawing on its syndicated credit facility at the time the payments are due.
ARC’s debt agreements contain a number of covenants, all of which were met as at March 31, 2013. These agreements are available at www.sedar.com. ARC calculates its covenants four times annually. The major financial covenants are described below:
Table 26

Covenant description	Estimated Position at March 31, 2013 (1)
Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items, income taxes and interest expense	1.0
Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items, income taxes and interest expense	1.0
Long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit and subordinated debt	0.2

(1)	Estimated position, subject to final approval.
ARC’s long-term strategy is to target debt between one and 1.5 times funds from operations and under 20 per cent of total capitalization. This strategy has resulted in manageable debt levels to date and has positioned ARC to remain well within its debt covenants.

ARC typically uses three markets to raise capital: equity, bank debt and long-term notes. Long-term notes are issued to large institutional investors normally with an average term of five to 12 years. The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC’s credit spread. ARC’s average interest rate on its outstanding long-term notes is currently 4.82 per cent.
Shareholders’ Equity
At March 31, 2013, there were 310.2 million shares outstanding, an increase of 1.3 million shares over the balance of shares issued at December 31, 2012, entirely attributable to shares issued to participants in the DRIP.
Shareholders electing to reinvest dividends or make optional cash payments to acquire shares from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the three months ended March 31, 2013, ARC raised proceeds of $31.7 million and issued 1.3 million common shares pursuant to the DRIP at an average price of $23.56 per share.
At March 31, 2013, ARC had 1.4 million share options outstanding under its Share Option Plan, representing less than one per cent of outstanding shares, with a weighted average exercise price of $20.77 per share. These options vest in equal parts on the fourth and fifth anniversaries of the grant date. The first vesting is expected to occur on March 24, 2015.
Dividends
In the first quarter of 2013, ARC declared dividends totaling $92.9 million ($0.30 per share) compared to $87 million ($0.30 per share) during the first quarter of 2012.
As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in line with the long-term strategy and objectives of ARC as per the following guidelines:

•
To maintain a dividend policy that, in normal times, in the opinion of management and the Board, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on funds from operations. ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass that volatility onto shareholders in the form of fluctuating monthly dividends.

•
To ensure ARC’s financial flexibility is maintained by a review of ARC’s level of debt to equity and debt to funds from operations. The use of funds from operations and proceeds from equity offerings to fund capital development activities reduces the need to use debt to finance these expenditures.

ARC is focused on value creation, with the dividend being a key component of its business strategy. ARC believes that it is well positioned to sustain current dividend levels despite the volatile commodity price environment. ARC’s first quarter 2013 dividend payout ratio was 46 per cent of funds from operations, a level which ARC believes is reasonable given the current commodity price environment. Going forward, as ARC’s production grows, it is expected that the dividend payout ratio will naturally decline to a level that provides even greater financial flexibility. ARC’s business model is dynamic and dividend levels and capital spending are continually assessed in light of current and forecast market conditions. If a prolonged period of low commodity prices is experienced, ARC’s first response will be to defer certain growth capital. If additional measures become necessary, dividend levels will be reconsidered in order to preserve ARC’s strong financial position in the long-term. The actual amount of future monthly dividends is proposed by management and is subject to the approval and discretion of the Board. The Board reviews future dividends in conjunction with their review of quarterly financial and operating results. Dividends are taxable to the shareholder irrespective of whether payment is received in cash or shares via the DRIP.
On April 16, 2013, ARC confirmed that a dividend of $0.10 per share designated as an eligible dividend will be paid on May 15, 2013 to shareholders of record on April 30, 2013. The ex-dividend date is April 26, 2013.
In its 2013 Management Information Circular dated March 20, 2013 and filed on SEDAR at www.sedar.com, ARC announced that shareholders will be asked to vote on a proposed Stock Dividend Plan at its annual and special meeting of shareholders to be held on Wednesday, May 15, 2013. Further information on the Stock Dividend Plan is included in the 2013 Management Information Circular under the heading "Share Capital Amendment to Implement a Stock Dividend Program."
Please refer to ARC’s website at www.arcresources.com for details of the estimated monthly dividend amounts and dividend dates for 2013.

Environmental Initiatives Impacting ARC
There are no new material environmental initiatives impacting ARC at this time.
Contractual Obligations and Commitments
ARC has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, lease rental obligations and employee agreements. These obligations are of a recurring, consistent nature and impact ARC’s cash flows in an ongoing manner. ARC also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 27.
Table 27

	Payments Due by Period
Contractual Obligations and Commitments ($ millions)	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	40.4	94.6	83.0	584.4	802.4
Interest payments (2)	37.6	67.5	57.1	89.1	251.3
Reclamation fund contributions (3)	3.9	7.0	6.4	53.6	70.9
Purchase commitments	32.1	21.3	11.0	10.8	75.2
Transportation commitments	44.8	69.4	19.2	—	133.4
Operating leases	14.6	27.6	25.5	78.1	145.8
Risk management contract premiums (4)	1.3	4.5	4.0	—	9.8
Total contractual obligations and commitments	174.7	291.9	206.2	816.0	1,488.8

(1)	Long-term and current portion of long-term debt.

(2)	Fixed interest payments on senior notes.

(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)	Fixed premiums to be paid in future periods on certain commodity price risk management contracts.
In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 9 "Financial Instruments and Risk Management Contracts" of the financial statements). As the premiums are part of the underlying risk management contract, they have been recorded at fair market value at March 31, 2013 on the balance sheet as part of risk management contracts.
ARC enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital expenditures in a future period. ARC’s 2013 capital budget of $830 million has been approved by the Board.
ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material impact on ARC’s financial position or results of operations and therefore Table 27 does not include any commitments for outstanding litigation and claims.
The above table does not include any amounts that may be payable to ARC officers and certain ARC staff in the event of a change of control as there is no indication of this event occurring in the foreseeable future.
Off-Balance Sheet Arrangements
ARC has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 27), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of March 31, 2013.
Critical Accounting Estimates
ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.
ARC’s financial and operating results incorporate certain estimates including:

•	estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•	estimated capital expenditures on projects that are in progress;

•	estimated DD&A charges that are based on estimates of oil and gas reserves that ARC expects to recover in the future;

•	estimated fair values of derivative contracts that are subject to fluctuation depending upon the underlying commodity prices and foreign exchange rates;

•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

•	estimated future recoverable value of property, plant and equipment and goodwill and any associated impairment charges or recoveries; and

•
estimated compensation expense under ARC’s share-based compensation plans including the PSU Plan that is based on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates. For further information on the determination of certain estimates inherent in the financial statements, refer to Note 5 “Management Judgments and Estimation Uncertainty” in the audited consolidated financial statements as at and for years ended December 31, 2012 and 2011.
ARC’s leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.
ASSESSMENT OF BUSINESS RISKS
The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with ARC’s business that can impact the financial results. They include, but are not limited to:

•	volatility of oil and natural gas prices;

•	refinancing and debt service;

•	counterparty risk;

•	variations in interest rates and foreign exchange rates;

•	reserve estimates;

•	changes in income tax legislation;

•	changes in government royalty legislation;

•	regulation of the oil and natural gas industry by various levels of government and governmental agencies;

•	acquisitions;

•	environmental concerns and related impact on operations;

•	operational matters;

•	depletion of reserves and maintenance of dividend; and

•	project risks.
PROJECT RISKS
ARC manages a variety of small and large projects and plans to spend $830 million on capital projects throughout 2013. Project delays may impact expected revenues from operations. Significant project cost overruns could make a project uneconomic. ARC's ability to execute projects and market oil and natural gas depends upon numerous factors beyond its control, including:

•	availability of processing capacity;

•	availability and proximity of pipeline capacity;

•	availability of storage capacity;

•	supply of and demand for oil and natural gas;

•	availability of alternative fuel sources;

•	effects of inclement weather;

•	availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	changes in regulations; and

•	availability and productivity of skilled labour.
Because of these factors, ARC could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that ARC produces.
Internal Control over Financial Reporting
ARC is required to comply with National Instrument 52-109 “Certification of Disclosure in Issuers’ Annual and Interim Filings”, otherwise referred to as Canadian Sarbanes Oxley (“C-Sox”). The certification of interim filings for the interim period ended March 31, 2013 requires that ARC disclose in the interim MD&A any changes in ARC’s internal control over financial reporting that occurred during the period that has materially affected, or is reasonably likely to materially affect ARC’s internal control over financial reporting. ARC confirms that no such changes were made to its internal controls over financial reporting during the first three months of 2013.
FINANCIAL REPORTING UPDATE
Changes in Accounting Policies
As of January 1, 2013, the Company adopted several new IFRS standards and amendments in accordance with the transitional provisions of each standard. A brief description of each new standard and its impact on the Company's financial statements follows below:

•
IFRS 10 "Consolidated Financial Statements" supersedes IAS 27 "Consolidation and Separate Financial Statements" and SIC-12 "Consolidation – Special Purpose Entities." This standard provides a single model to be applied in control analysis for all investees, including special purpose entities. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

•
IFRS 11 "Joint Arrangements" divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

•
IFRS 12 "Disclosure of Interests in Other Entities" combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The retrospective adoption of the annual disclosure requirements of this standard does not have a material impact on ARC's annual financial statements.

•
IFRS 13 "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard requires the revaluation of certain derivative financial liabilities on ARC’s balance sheet to reflect an appropriate amount of risk of non-performance by ARC.

The standard also requires additional annual fair value disclosures, as well as additional interim disclosures, as per IAS 34. The prospective adoption of this standard does not have a material impact on ARC's financial statements, other than increasing the level of disclosures provided in the notes to the financial statements.

•
IAS 19 "Employee Benefits" has been amended to revise the recognition, presentation and disclosure requirements for defined benefit plans. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•	IAS 27 "Separate Financial Statements" has been amended as a result of changes to IFRS 10. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•
IAS 28 "Investments in Associates and Joint Ventures" has been amended as a result of changes to IFRS 10 and IFRS 11. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•
The amendments to IAS 32 "Financial Instruments: Presentation" clarify the current requirements for offsetting financial instruments. The amendments to IFRS 7 "Financial Instruments: Disclosures" develop common disclosure requirements for financial assets and financial liabilities that are offset in the financial statements, or that are subject to enforceable master netting arrangements or similar agreements. The Company retrospectively adopted the amendments to both standards on January 1, 2013. The application of these amendments does not have any impact on ARC's financial statements, other than increasing the level of disclosures provided in the notes to the financial statements.

Future Accounting Policy Changes
The IASB has undertaken a three-phase project to replace IAS 39 "Financial Instruments: Recognition and Measurement" with IFRS 9 "Financial Instruments." In November 2009, the IASB issued the first phase of IFRS 9, which details the classification and measurement requirements for financial assets. Requirements for financial liabilities were added to the standard in October 2010. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 is required to be adopted prospectively for annual periods beginning January 1, 2015, with earlier adoption permitted. Portions of the standard remain in development and the full impact of the standard on ARC's financial statements will not be known until the project is complete.
Non-GAAP Measures
Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as operating netbacks (“netbacks”), operating income, finding, development and acquisition costs, net asset value, and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability for ARC and provide investors with information that is commonly used by other oil and gas companies. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.
Additional GAAP Measures
Funds from Operations
Funds from operations does not have a standardized meaning prescribed by GAAP. The term “funds from operations” is defined as net income excluding the impact of non-cash DD&A and impairment charges, accretion of asset retirement obligations, deferred tax expense and recovery, unrealized gains and losses on risk management contracts, unrealized gains and losses on short-term investments, non-cash lease inducement charges, share option expense, exploration expense, unrealized gains and losses on foreign exchange, and gains on disposal of petroleum and natural gas properties, and is further adjusted to include the portion of unrealized losses on risk management contracts settled annually that relate to current period production. ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund future growth through capital investment and to repay debt. Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year. From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income.

Net Debt
Net debt does not have a standardized meaning prescribed by GAAP. Net debt is defined as long-term debt plus working capital surplus or deficit, and is adjusted for the portion of unrealized losses on risk management contracts related to current production periods. Working capital surplus or deficit is calculated as current liabilities less current assets as they appear on the balance sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and asset retirement obligations contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt.
Total Capitalization
Total capitalization does not have a standardized meaning prescribed by GAAP. Total capitalization is defined as total shares outstanding multiplied by the closing share price on the Toronto Stock Exchange plus net debt outstanding. Total capitalization is used by ARC in analyzing its balance sheet strength and liquidity.
Forward-looking Information and Statements
This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project," "should," "believe," "plans," "intends," "strategy," and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: ARC’s financial goals under the heading “About ARC Resources," ARC’s view of future crude oil, natural gas, condensate and NGLs pricing under the heading “Economic Environment,” ARC’s guidance for 2013 under the heading “2013 Guidance and Financial Highlights,” ARC's views on oil differentials under the heading "Commodity Prices Prior to Hedging," ARC’s intentions in the future regarding hedging under the heading “Risk Management and Hedging Activities,” ARC’s view as to the increased transportation costs under the heading “Operating Expenses,” the estimated future payments under the RSU & PSU Plan under the heading “Long-term Incentive Plans – Restricted Share Units & Performance Share Units Plan, Stock Option Plan, and Deferred Share Unit Plan,” the information relating to the approved 2013 capital program under the heading “Capital Expenditures, Acquisitions and Dispositions,” the information relating to financing the 2013 capital expenditures under the heading "Capitalization, Financial Resources and Liquidity," ARC’s estimates of normal course obligations under the heading “Contractual Obligations and Commitments,” and a number of other matters, including the amount of future asset retirement obligations; future liquidity and financial capacity; future results from operations and operating metrics; future costs, expenses and royalty rates; future interest costs; and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.
The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's Annual Information Form).
The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

QUARTERLY HISTORICAL REVIEW

($ millions, except per share amounts)	2013	2012				2011
FINANCIAL	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Sales of crude oil, natural gas, condensate and NGLs	378.5	375.4	329.9	317.8	366.3	386.8	351.8	374.9
Per share (1)	1.22	1.22	1.10	1.09	1.27	1.34	1.23	1.31
Per share, diluted (1)	1.22	1.22	1.10	1.09	1.27	1.34	1.23	1.31
Funds from operations (2)	202.4	208.4	164.9	165.8	180.7	226.6	213.5	210.1
Per share (1)	0.65	0.68	0.55	0.57	0.62	0.79	0.74	0.73
Per share, diluted (1)	0.65	0.68	0.55	0.57	0.62	0.79	0.74	0.73
Net income (loss)	46.9	84.5	(24.3)	38.1	40.9	(49.0)	120.8	150.1
Per share (1)	0.15	0.27	(0.08)	0.13	0.14	(0.17)	0.42	0.52
Per share, diluted (1)	0.15	0.27	(0.08)	0.13	0.14	(0.17)	0.42	0.52
Operating income (3)	47.6	59.1	26.6	30.5	46.9	76.1	68.0	76.4
Per share (1)	0.15	0.19	0.09	0.10	0.16	0.26	0.24	0.27
Per share, diluted (1)	0.15	0.19	0.09	0.10	0.16	0.26	0.24	0.27
Dividends	92.9	92.5	90.6	87.3	87.0	86.7	86.2	85.8
Per share (1)	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30
Total assets	5,612.7	5,627.1	5,578.8	5,369.1	5,361.0	5,323.9	5,313.3	5,053.4
Total liabilities	2,229.9	2,230.4	2,207.0	2,247.1	2,218.3	2,162.1	2,043.4	1,844.6
Net debt outstanding (2)	855.1	745.6	691.0	996.0	991.5	909.7	870.1	744.8
Weighted average shares outstanding	309.6	308.2	299.7	290.8	289.5	288.3	287.1	286.0
Weighted average shares outstanding, diluted	309.8	308.4	299.9	290.8	289.5	288.3	287.1	286.0
Shares outstanding, end of period	310.2	308.9	307.5	291.5	290.1	288.9	287.7	286.5
CAPITAL EXPENDITURES
Geological and geophysical	5.0	4.2	5.1	5.6	16.9	4.9	9.1	5.2
Land	1.2	5.7	1.0	0.5	2.3	3.5	26.6	34.5
Drilling and completions	141.6	129.1	98.2	64.2	138.3	147.5	142.0	69.8
Plant and facilities	83.5	48.4	28.1	26.9	28.3	38.5	50.6	35.2
Other	1.1	2.8	0.7	0.7	1.1	0.6	1.0	(0.2)
Total capital expenditures	232.4	190.2	133.1	97.9	186.9	195.0	229.3	144.5
Property acquisitions, net	0.5	1.8	7.5	4.2	18.9	24.6	8.6	13.6
Total capital expenditures and net acquisitions	232.9	192.0	140.6	102.1	205.8	219.6	237.9	158.1
OPERATING
Production
Crude oil (bbl/d)	32,505	32,938	30,732	30,831	31,305	28,470	26,024	26,038
Condensate (bbl/d)	2,032	1,767	2,325	2,381	2,399	2,219	2,009	2,105
Natural gas (mmcf/d)	348.6	348.2	323.2	347.2	353.0	355.3	327.4	311.8
NGLs (bbl/d)	2,831	2,978	2,587	2,913	2,432	2,114	2,584	2,250
Total (boe per day 6:1)	95,472	95,725	89,511	93,997	94,970	92,021	85,178	82,367
Average prices
Crude oil ($/bbl)	83.00	80.50	81.43	78.98	87.24	92.85	85.97	97.11
Condensate ($/bbl)	101.53	86.70	87.65	94.60	99.96	101.13	92.85	100.57
Natural gas ($/mcf)	3.37	3.32	2.45	2.03	2.67	3.43	3.88	4.05
NGLs ($/bbl)	37.48	36.13	31.05	41.17	44.46	51.02	47.90	48.40
Oil equivalent ($/boe)	43.84	42.49	39.99	37.09	42.35	45.58	44.83	49.94
TRADING STATISTICS
($, based on intra-day trading)
High	27.64	26.00	26.25	23.28	25.72	26.74	26.23	27.00
Low	23.12	22.32	21.50	18.36	22.53	19.40	19.81	23.41
Close	26.84	24.44	23.90	22.90	22.90	25.10	22.56	25.01
Average daily volume (thousands)	1,151	1,146	1,282	1,704	1,355	1,264	1,108	998

(1)	Per share amounts (with the exception of dividends) are based on weighted average shares outstanding during the period.

(2)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.

(3)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(Cdn$ millions)	March 31, 2013	December 31, 2012

ASSETS
Current assets
Cash and cash equivalents (Note 4)	87.0	194.6
Short-term investment	1.9	1.7
Accounts receivable	169.1	164.3
Prepaid expenses	12.9	13.1
Risk management contracts (Note 9)	19.9	30.9
Assets held for sale (Note 6)	—	0.3
	290.8	404.9
Reclamation funds	29.3	29.8
Risk management contracts (Note 9)	16.7	1.7
Intangible exploration and evaluation assets (Note 5)	244.3	238.1
Property, plant and equipment (Note 6)	4,783.4	4,704.4
Goodwill	248.2	248.2
Total assets	5,612.7	5,627.1

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	292.6	301.0
Current portion of long-term debt (Note 7)	40.4	39.7
Dividends payable	31.0	30.9
Risk management contracts (Note 9)	11.3	0.5
Liabilities associated with assets held for sale	—	1.3
	375.3	373.4
Risk management contracts (Note 9)	5.4	10.3
Long-term debt (Note 7)	762.0	747.7
Long-term incentive compensation liability (Note 11)	26.2	24.5
Other deferred liabilities	18.8	19.3
Asset retirement obligations (Note 8)	501.5	532.9
Deferred taxes	540.7	522.3
Total liabilities	2,229.9	2,230.4
COMMITMENTS AND CONTINGENCIES (Note 12)

SHAREHOLDERS’ EQUITY
Shareholders’ capital	3,701.9	3,670.2
Contributed surplus	2.1	1.7
Deficit	(321.2)	(275.2)
Total shareholders’ equity	3,382.8	3,396.7
Total liabilities and shareholders’ equity	5,612.7	5,627.1
See accompanying notes to the condensed interim consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (unaudited)
For the three months ended March 31

(Cdn$ millions, except per share amounts)	2013	2012

Sales of crude oil, natural gas, condensate and natural gas liquids	378.5	366.3
Royalties	(48.2)	(57.4)
REVENUE	330.3	308.9

Gain (loss) on risk management contracts (Note 9)	1.2	(13.4)
	331.5	295.5

EXPENSES
Transportation	12.1	10.2
Operating	74.8	75.6
General and administrative	28.9	21.7
Interest and financing charges	10.3	10.5
Accretion of asset retirement obligation (Note 8)	3.2	3.1
Depletion, depreciation and amortization (Note 6)	133.2	129.3
Loss (gain) on foreign exchange	15.3	(7.0)
(Gain) loss on short-term investment	(0.2)	1.2
Gain on disposal of petroleum and natural gas properties	(17.4)	—
	260.2	244.6
Provision for (recovery of) income taxes
Current	6.1	10.3
Deferred	18.3	(0.3)
	24.4	10.0

Net income and comprehensive income	46.9	40.9

Net income per share (Note 10)
Basic	0.15	0.14
Diluted	0.15	0.14
See accompanying notes to the condensed interim consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
For the three months ended March 31
(Cdn$ millions)

	Shareholders’ Capital	Contributed Surplus	Deficit	Total Shareholders’ Equity
December 31, 2011	3,218.3	0.5	(57.0)	3,161.8
Shares issued for cash	0.3	—	—	0.3
Shares issued pursuant to the dividend reinvestment program	26.5	—	—	26.5
Share option expense	—	0.2	—	0.2
Comprehensive income	—	—	40.9	40.9
Dividends declared	—	—	(87.0)	(87.0)
March 31, 2012	3,245.1	0.7	(103.1)	3,142.7

December 31, 2012	3,670.2	1.7	(275.2)	3,396.7
Shares issued for cash	0.3	—	—	0.3
Shares issued pursuant to the dividend reinvestment program	31.4	—	—	31.4
Share option expense	—	0.4	—	0.4
Comprehensive income	—	—	46.9	46.9
Dividends declared	—	—	(92.9)	(92.9)
March 31, 2013	3,701.9	2.1	(321.2)	3,382.8
See accompanying notes to the condensed interim consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three months ended March 31

(Cdn$ millions)	2013	2012

CASH FLOW FROM OPERATING ACTIVITIES
Net income and comprehensive income	46.9	40.9
Add items not involving cash:
Unrealized loss on risk management contracts	3.4	21.8
Accretion of asset retirement obligation	3.2	3.1
Depletion, depreciation and amortization (Note 6)	133.2	129.3
Unrealized loss (gain) on foreign exchange	15.1	(7.3)
Gain on disposal of petroleum and natural gas properties	(17.4)	—
Deferred tax expense (recovery)	18.3	(0.3)
Other (Note 13)	(0.3)	0.9
Net change in other liabilities (Note 13)	(3.6)	(3.9)
Change in non-cash working capital (Note 13)	(38.6)	(26.7)
	160.2	157.8

CASH FLOW FROM FINANCING ACTIVITIES
Issue of long-term debt under revolving credit facilities, net	—	124.2
Issue of common shares	0.3	0.3
Cash dividends paid	(61.3)	(60.3)
	(61.0)	64.2

CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(9.0)	(18.9)
Disposals of petroleum and natural gas properties	8.5	—
Property, plant and equipment development expenditures	(231.2)	(162.9)
Exploration and evaluation expenditures (Note 5)	(1.2)	(23.4)
Net reclamation fund contributions	0.5	0.7
Change in non-cash working capital (Note 13)	25.6	(17.5)
	(206.8)	(222.0)
DECREASE IN CASH AND CASH EQUIVALENTS	(107.6)	—
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	194.6	0.5
CASH AND CASH EQUIVALENTS, END OF PERIOD	87.0	0.5
The following are included in cash flow from operating activities:
Income taxes paid in cash	33.5	—
Interest paid in cash	10.6	2.6
See accompanying notes to the condensed interim consolidated financial statements.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
March 31, 2013 and 2012
(all tabular amounts in Cdn$ millions, except where otherwise noted)

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of ARC Resources Ltd. and its subsidiaries (collectively the “Company” or “ARC”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.
ARC’s principal place of business is located at 1200, 308 – 4th Avenue SW, Calgary, Alberta, Canada T2P 0H7.

2.	BASIS OF PREPARATION
The condensed interim consolidated financial statements (the “financial statements”) were prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting" using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB").
All accounting policies and methods of computation followed in the preparation of these financial statements are the same as those disclosed in Note 3 of ARC’s audited consolidated financial statements as at and for the years ended December 31, 2012 and 2011, except as noted in Note 3 "New Accounting Policies" in these financial statements.
The financial statements include the accounts of ARC and its wholly owned subsidiaries, ARC Resources General Partnership and 1504793 Alberta Ltd. All inter-entity transactions have been eliminated.
The financial statements have been prepared on the historical cost basis with the exception of the following which are presented at fair value:

•	available-for-sale assets;

•	short-term investment; and

•	derivative financial instruments.
These financial statements were authorized for issue by the Board of Directors on May 1, 2013.

3.	NEW ACCOUNTING POLICIES
Future Accounting Policy Changes
The IASB has undertaken a three-phase project to replace IAS 39 "Financial Instruments: Recognition and Measurement" with IFRS 9 "Financial Instruments." In November 2009, the IASB issued the first phase of IFRS 9, which details the classification and measurement requirements for financial assets. Requirements for financial liabilities were added to the standard in October 2010. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. IFRS 9 is required to be adopted prospectively for annual periods beginning January 1, 2015, with earlier adoption permitted. Portions of the standard remain in development and the full impact of the standard on ARC's financial statements will not be known until the project is complete.
Changes in Accounting Policies
As of January 1, 2013, the Company adopted several new IFRS standards and amendments in accordance with the transitional provisions of each standard. A brief description of each new standard and its impact on the Company's financial statements follows below:

•
IFRS 10 "Consolidated Financial Statements" supersedes IAS 27 "Consolidation and Separate Financial Statements" and SIC-12 "Consolidation – Special Purpose Entities." This standard provides a single model to be applied in control analysis for all investees, including special purpose entities. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

•
IFRS 11 "Joint Arrangements" divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

•
IFRS 12 "Disclosure of Interests in Other Entities" combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The retrospective adoption of the annual disclosure requirements of this standard does not have a material impact on ARC's annual financial statements.

•
IFRS 13 "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard requires the revaluation of certain derivative financial liabilities on ARC’s consolidated balance sheets to reflect an appropriate amount of risk of non-performance by ARC. The standard also requires additional annual fair value disclosures, as well as additional interim disclosures, as per IAS 34. The prospective adoption of this standard does not have a material impact on ARC's financial statements, other than increasing the level of disclosures provided in the notes to the financial statements.

•
IAS 19 "Employee Benefits" has been amended to revise the recognition, presentation and disclosure requirements for defined benefit plans. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•	IAS 27 "Separate Financial Statements" has been amended as a result of changes to IFRS 10. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•
IAS 28 "Investments in Associates and Joint Ventures" has been amended as a result of changes to IFRS 10 and IFRS 11. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•
The amendments to IAS 32 "Financial Instruments: Presentation" clarify the current requirements for offsetting financial instruments. The amendments to IFRS 7 "Financial Instruments: Disclosures" develop common disclosure requirements for financial assets and financial liabilities that are offset in the financial statements, or that are subject to enforceable master netting arrangements or similar agreements. The Company retrospectively adopted the amendments to both standards on January 1, 2013. The application of these amendments does not have any impact on ARC's financial statements, other than increasing the level of disclosures provided in the notes to the financial statements.

4.	CASH AND CASH EQUIVALENTS
The cash and cash equivalents balance of $87 million at March 31, 2013 and $194.6 million at December 31, 2012 was held in investment grade assets.

5.	INTANGIBLE EXPLORATION AND EVALUATION ASSETS (“E&E”)

E&E
Balance, December 31, 2012	238.1
Additions	1.2
Acquisitions	5.0
Balance, March 31, 2013	244.3

6.	PROPERTY, PLANT AND EQUIPMENT

Cost	Development and Production Assets	Administrative Assets	Total
Balance, December 31, 2012	6,129.3	50.3	6,179.6
Additions	238.0	1.1	239.1
Acquisitions	4.0	—	4.0
Change in asset retirement obligations	(30.9)	—	(30.9)
Balance, March 31, 2013	6,340.4	51.4	6,391.8

Accumulated depletion, depreciation, amortization and impairment
Balance, December 31, 2012	(1,459.9)	(15.3)	(1,475.2)
Depletion, depreciation and amortization	(131.7)	(1.5)	(133.2)
Balance, March 31, 2013	(1,591.6)	(16.8)	(1,608.4)

Carrying amounts
As at December 31, 2012	4,669.4	35.0	4,704.4
As at March 31, 2013	4,748.8	34.6	4,783.4
For the three months ended March 31, 2013, $10.1 million of direct and incremental general and administrative expenses were capitalized to property, plant and equipment ($8.2 million for the three months ended March 31, 2012).

Assets held for sale
Balance, December 31, 2012	0.3
Disposals	(0.3)
Balance, March 31, 2013	—

7.	LONG-TERM DEBT

	March 31, 2013	December 31, 2012
Senior notes
Master Shelf Agreement
5.42% US$ Note	47.6	46.6
4.98% US$ Note	50.8	49.7
2004 Note Issuance
4.62% US$ Note	13.0	12.8
5.10% US$ Note	19.5	19.1
2009 Note Issuance
7.19% US$ Note	54.9	53.7
8.21% US$ Note	35.5	34.8
6.50% Cdn$ Note	23.2	23.2
2010 Note Issuance
5.36% US$ Note	152.3	149.2
2012 Note Issuance
3.31% US$ Note	60.9	59.7
3.81% US$ Note	304.7	298.6
4.49% Cdn$ Note	40.0	40.0
Total long-term debt outstanding	802.4	787.4

Of the total amount of long-term debt outstanding at March 31, 2013, $40.4 million is classified as current as it will be repaid or refinanced within the next 12 months ($39.7 million at December 31, 2012).
The fair value of all senior notes as at March 31, 2013 is $844 million ($827.9 million as at December 31, 2012).

8.	ASSET RETIREMENT OBLIGATIONS

	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Balance, beginning of period	532.9	496.4
Increase in liabilities relating to development activities	2.2	5.9
(Decrease) increase in liabilities relating to change in estimate and discount rate	(33.1)	29.7
Settlement of reclamation liabilities during the period	(3.7)	(11.9)
Accretion	3.2	12.4
Reclassified as liabilities associated with assets held for sale	—	0.4
Balance, end of period	501.5	532.9

9.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT CONTRACTS
Financial Instrument Classification and Measurement
ARC’s financial instruments that are carried at fair value on the condensed consolidated balance sheets (the "balance sheets") include cash and cash equivalents, short-term investment, reclamation fund assets and risk management contracts.
All of ARC’s cash and cash equivalents, short-term investment, risk management contracts, and reclamation fund assets are transacted in active markets. ARC classifies the fair value of these transactions according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.
ARC’s cash and cash equivalents, short-term investment, and reclamation fund assets are classified as Level 1 measurements and its risk management contracts are classified as Level 2 measurements. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy. ARC does not have any fair value measurements classified as Level 3.

Financial Assets and Financial Liabilities Subject to Offsetting
ARC's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty the related financial assets and financial liabilities on the Company's balance sheets in all circumstances.
The following is a summary of ARC's financial assets and financial liabilities that are subject to offsetting as at March 31, 2013:

As at March 31, 2013	Gross Amounts of Recognized Financial Assets (Liabilities)	Gross Amounts of Recognized Financial (Liabilities) Assets Offset in Balance Sheet	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet Prior to Credit Risk Adjustment	Credit Risk Adjustment	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet
Risk management contracts
Current asset	36.2	(16.0)	20.2	(0.3)	19.9
Long-term asset	21.1	(4.2)	16.9	(0.2)	16.7
Current liability	(27.6)	16.0	(11.6)	0.3	(11.3)
Long-term liability	(9.7)	4.2	(5.5)	0.1	(5.4)
Net Position	20.0	—	20.0	(0.1)	19.9
The following is a summary of ARC's financial assets and financial liabilities that are subject to offsetting as at December 31, 2012:

As at December 31, 2012	Gross Amounts of Recognized Financial Assets (Liabilities)	Gross Amounts of Recognized Financial (Liabilities) Assets Offset in Balance Sheet	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet Prior to Credit Risk Adjustment	Credit Risk Adjustment	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet
Risk management contracts
Current asset	35.6	(4.2)	31.4	(0.5)	30.9
Long-term asset	3.6	(1.9)	1.7	—	1.7
Current liability	(4.7)	4.2	(0.5)	—	(0.5)
Long-term liability	(12.2)	1.9	(10.3)	—	(10.3)
Net Position	22.3	—	22.3	(0.5)	21.8
Risk Management Contracts
ARC uses a variety of derivative instruments to reduce its exposure to fluctuations in commodity prices, foreign exchange rates, interest rates and power prices. ARC considers all of these transactions to be effective economic hedges; however, the majority of ARC’s contracts do not qualify for hedge accounting.
The following is a summary of all risk management contracts in place as at March 31, 2013:

Financial WTI Crude Oil Contracts
			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	US$/bbl (1)	US$/bbl (1)	US$/bbl
1-Apr-13	30-Jun-13	3-Way	2,000	90.00	65.00	110.00 (2)
1-Apr-13	31-Dec-13	3-Way	4,000	100.00	65.00	110.00 (2)
1-Apr-13	31-Dec-13	3-Way	2,000	90.00	60.00	100.00 (2)
1-Apr-13	31-Dec-13	3-Way	4,000	95.00	65.00	105.00 (2)
1-Apr-13	31-Dec-13	Collar	2,000	95.00	—	100.00 (2)
1-Jul-13	31-Dec-13	Collar	2,000	95.00	—	100.00 (2)
1-Jan-14	30-Jun-14	3-Way	2,500	95.00	70.00	100.00 (1)
1-Jan-14	30-Jun-14	Collar	2,500	90.00	—	100.00 (1)

(1)	Settled on the monthly average price.

(2)	Settled on the term average price.

Financial WTI Crude Oil Swap Contracts (3)
			Volume	Sold Swap	Sold Put
Term		Contract	bbl/d	US$/bbl	US$/bbl
1-Apr-13	30-Jun-13	Swap	2,000	90.08	65.00

(3)	Settled on the monthly average price.

Financial WTI Crude Oil 1st vs 2nd Month Calendar Spread Contracts (4)
			Volume	Spread
Term		Contract	bbl/d	US$/bbl
1-Apr-13	31-Dec-13	Swap	2,000	0.40
1-Apr-13	31-Dec-13	Put	2,000	0.40
1-Jan-14	31-Dec-14	Put	2,000	0.40
1-Jan-14	31-Dec-14	Swap	2,000	0.31

(4)	ARC receives the second delivery month contract average plus the calendar spread; ARC pays the prompt contract monthly average.

Financial NYMEX Natural Gas Swap Contracts (5)
			Volume	Sold Swap
Term		Contract	mmbtu/d	US$/mmbtu
1-Apr-13	31-Oct-13	Swap	100,000	3.51
1-Nov-13	31-Dec-13	Swap	40,000	3.54
1-Jan-14	31-Dec-14	Swap	10,000	4.06

(5)	Last Day Settlement.

Financial NYMEX Natural Gas Contracts (6)
			Volume	Bought Put	Sold Call
Term		Contract	mmbtu/d	US$/mmbtu	US$/mmbtu
1-Apr-13	31-Oct-13	Collar	30,000	3.75	4.25
1-Apr-13	31-Dec-13	Collar	90,000	3.25	4.00
1-Apr-13	31-Dec-13	Collar	10,000	3.50	4.25
1-Apr-13	31-Dec-13	Collar	10,000	3.60	4.25
1-Jan-14	31-Dec-14	Collar	50,000	4.00	4.50
1-Jan-14	31-Dec-17	Collar	60,000	4.00	5.00

(6)	Last Day Settlement.

Financial AECO Basis Swap Contracts
			Volume	Ratio Sold Swap %
Term		Contract	mmbtu/d	AECO/NYMEX (7)
1-Apr-13	31-Dec-13	Swap	170,000	89.8
1-Jan-14	31-Dec-14	Swap	190,000	89.8
1-Jan-15	31-Dec-17	Swap	130,000	90.5
1-Jan-18	30-Jun-18	Swap	20,000	89.9

(7)	ARC receives Nymex price based on Last Day (LD) settlement multiplied by AECO/NYMEX US$/mmbtu ratio; ARC pays AECO (7a) monthly index US$/mmbtu.

Foreign Exchange Contracts (8)
			Volume	Bought Put	Sold Call
Term		Contract	US$/Month	Cdn$/US$	Cdn$/US$
1-Apr-13	31-Dec-13	US$Cdn$ Collar	2M	1.0160	1.0500
1-Apr-13	31-Dec-13	US$Cdn$ Collar	2M	1.0200	1.0500
1-Apr-13	31-Dec-13	US$Cdn$ Collar	1M	1.0150	1.0500
1-Apr-13	31-Dec-13	US$Cdn$ Collar	1M	1.0175	1.0475

(8)	Settled against monthly average Bank of Canada noon day rate.

Financial Electricity Heat Rate Contracts (9)
			Volume	Heat Rate
Term		Contract	MWh	GJ/MWh
1-Apr-13	31-Dec-13	Heat Rate Swap	10	9.2
1-Jan-14	31-Dec-17	Heat Rate Swap	15	13.8

(9)	ARC pays AECO Monthly (5a) x Heat Rate; ARC receives floating AESO Power Price.
At March 31, 2013, the net fair value associated with ARC’s risk management contracts was an asset of $19.9 million ($21.8 million asset at December 31, 2012). ARC recorded a gain on its risk management contracts of $1.2 million for the three months ended March 31, 2013 in its condensed interim consolidated statements of income (the "statements of income") (loss of $13.4 million for the three months ended March 31, 2012).

10.	SHAREHOLDERS’ CAPITAL

(thousands of shares)	Three Months Ended March 31, 2013	Year Ended December 31, 2012
Common shares, beginning of period	308,888	288,895
Equity offering	—	14,588
Dividend reinvestment program	1,347	5,405
Common shares, end of period	310,235	308,888
Net income per common share has been determined based on the following:

(thousands of shares)	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Weighted average common shares	309,592	289,496
Dilutive impact of share options	242	—
Diluted common shares	309,834	289,496
Dividends declared for the three months ended March 31, 2013 were $0.30 per common share ($0.30 per common share for the three months ended March 31, 2012).
On April 16, 2013, the Board of Directors declared a dividend of $0.10 per common share, payable in cash, to shareholders of record on April 30, 2013. The dividend payment date is May 15, 2013.

11.	LONG-TERM INCENTIVE PLANS
The following table summarizes the Restricted Share Unit ("RSU"), Performance Share Unit ("PSU") and Deferred Share Unit ("DSU") movement for the three months ended March 31, 2013:

(number of units, thousands)	RSUs	PSUs	DSUs
Balance, beginning of period	696	1,401	134
Granted	161	261	15
Distributed	(158)	(177)	—
Forfeited	(10)	(13)	—
Balance, end of period	689	1,472	149
Compensation charges relating to the RSU & PSU and DSU Plans can be reconciled as follows:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
General and administrative expense	14.1	8.1
Operating expense	1.9	1.3
Property, plant and equipment	2.3	0.4
Total compensation charges	18.3	9.8
Cash payments	15.7	24.2
At March 31, 2013, $29.5 million of compensation amounts payable were included in accounts payable and accrued liabilities on the balance sheet ($28.6 million at December 31, 2012), and $26.2 million was included in long-term incentive compensation liability ($24.5 million at December 31, 2012). A recoverable amount of $0.8 million was included in accounts receivable at March 31, 2013 ($0.8 million at December 31, 2012).
Share Option Plan
ARC estimates the fair value of share options granted using a binomial-lattice option pricing model. The grant date fair values of the share option plans were $3.6 million, or $8.40 per option outstanding for the 2011 grant and $5.5 million, or $5.25 per option outstanding for the 2012 grant. The following assumptions were used to arrive at the estimated fair value at the date of the options grants:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Grant date share price ($)	20.20 - 27.11	27.11
Exercise price ($) (1)	19.30 - 24.71	25.91
Expected annual dividends ($)	1.20	1.20
Expected volatility (%) (2)	37.00 - 38.00	37.00
Risk-free interest rate (%)	1.39 - 2.61	2.61
Expected life of share option (3)	5.5 to 6 years	5.5 to 6 years

(1)	Exercise price is reduced monthly by the amount of dividend declared.

(2)	Expected volatility is determined by the average price volatility of the common shares/trust units over the past 7 years.

(3)	Expected life of the share option is calculated as the mid-point between vesting date and expiry.
ARC recorded compensation expense of $0.4 million relating to the share option plan for the three months ended March 31, 2013 ($0.2 million for the three months ended March 31, 2012).
The number of share options outstanding and related exercise prices for the three months ended March 31, 2013 are as follows:

	Share Options (number of units, thousands)	Weighted Average Exercise Price ($)
Balance, beginning of period	1,420	21.06
Forfeited	(19)	23.69
Balance, end of period	1,401	20.77
Exercisable, end of period	—	—

12.	COMMITMENTS AND CONTINGENCIES
The following is a summary of ARC’s contractual obligations and commitments as at March 31, 2013:

	Payments Due by Period
	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	40.4	94.6	83.0	584.4	802.4
Interest payments (2)	37.6	67.5	57.1	89.1	251.3
Reclamation fund contributions (3)	3.9	7.0	6.4	53.6	70.9
Purchase commitments	32.1	21.3	11.0	10.8	75.2
Transportation commitments	44.8	69.4	19.2	—	133.4
Operating leases	14.6	27.6	25.5	78.1	145.8
Risk management contract premiums (4)	1.3	4.5	4.0	—	9.8
Total contractual obligations and commitments	174.7	291.9	206.2	816.0	1,488.8

(1)	Long-term and current portion of long-term debt.

(2)	Fixed interest payments on senior notes.

(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)	Fixed premiums to be paid in future periods on certain commodity risk management contracts.
In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 9). As the premiums are part of the underlying risk management contracts, they have been recorded at fair market value at March 31, 2013 on the balance sheet as part of risk management contracts.
ARC enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.
ARC is involved in litigation and claims arising in the normal course of operations. Such claims are not expected to have a material impact on ARC’s results of operations or cash flows.

13.	SUPPLEMENTAL DISCLOSURES
Income Statement Presentation
ARC’s statements of income are prepared primarily by nature of item, with the exception of employee compensation costs which are included in both the operating and general and administrative expense line items.
The following table details the amount of total employee compensation costs included in the operating and general and administrative expense line items in the statements of income:

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Operating	6.5	7.7
General and administrative	28.4	21.4
Total employee compensation costs	34.9	29.1

Cash Flow Statement Presentation
The following tables provide a detailed breakdown of certain line items contained within cash flow from operating activities:

Change in Non-Cash Working Capital	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Accounts receivable	(4.8)	15.6
Accounts payable and accrued liabilities	(8.4)	(59.7)
Prepaid expenses	0.2	(0.1)
Total	(13.0)	(44.2)
Relating to:
Operating activities	(38.6)	(26.7)
Investing activities	25.6	(17.5)
Total change in non-cash working capital	(13.0)	(44.2)

Other Non-Cash Items	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Non-cash lease inducement	(0.5)	(0.5)
(Gain) loss on short-term investment	(0.2)	1.2
Share option expense	0.4	0.2
Total other non-cash items	(0.3)	0.9

Net Change in Other Liabilities	Three Months Ended March 31, 2013	Three Months Ended March 31, 2012
Long-term incentive compensation liability	1.7	(2.1)
Risk management contracts	(1.6)	1.9
Asset retirement obligations	(3.7)	(3.7)
Total net change in other liabilities	(3.6)	(3.9)